Exhibit (d)(4)

Euramax International, Inc.

5445 Triangle Parkway, Suite 350

Norcross, Georgia 30092

Private and Confidential

August 4, 2003

Berger Holdings, Ltd.

c/o Mr. Francis E. Wellock, Jr.

Chief Financial Officer

805 Pennsylvania Boulevard

Feasterville, PA 19053

                Re:  Confidentiality and Exclusivity Agreement

Ladies and Gentlemen:

                In connection with a possible transaction (a “Transaction”) involving Berger Holdings, Ltd. (the “Company”) and Euramax International, Inc. (the “Recipient”), the Company desires to provide to the Recipient and to the Recipient’s directors, officers, employees, agents, advisors, attorneys, accountants, consultants, financing sources and other representatives (the “Representatives”) certain information relating to the Company and its operations on the terms set forth herein.

                During the period ending 45 days after the date of this letter agreement (the “Exclusivity Period”), the Company shall afford, and cause its subsidiaries, affiliates, officers and agents to afford, to the Recipient and its Representatives reasonable and timely access to certain personnel and properties, business, and financial, non-privileged legal, real estate, tax and other data and information of the Company and its subsidiaries as reasonably requested by Recipient or its Representatives; provided, however, that the parties acknowledge that they are competitors of each other and agree that the Company shall have the right to withhold from Recipient and its Representatives any data or information the sharing of which could have an adverse competitive impact on the Company or its subsidiaries or could be damaging to the Company’s or any of its subsidiaries’ competitive positions.  Each party acknowledges and agrees that nothing in this letter agreement, nor any exchange of information in connection herewith, shall affect or limit the extent to which the parties may compete with each other in their business activities.

                As a condition to such information being furnished to the Recipient and certain of its Representatives, the Recipient agrees to treat in accordance with the provisions of this letter agreement any information concerning the Company that is furnished by the Company or any of its representatives to the Recipient or its Representatives pursuant hereto or pursuant to the Confidentiality Agreement regarding the Company dated September 13, 2002 (as amended on

May 26, 2003) between Recipient and Houlihan Lokey Howard & Zukin Capital (as financial advisor to the Company) (the “Confidential Information”).

                The term “Confidential Information” shall be deemed to include, without limitation, all analyses, compilations, interpretations or other documents prepared by the Recipient or its Representatives that contain, reflect or are based upon, in whole or in part, the Confidential Information. Notwithstanding the forgoing or anything to the contrary contained herein, the term “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by or on behalf of the Recipient or its Representatives in breach of this letter agreement, (ii) is known to the Recipient or its Representatives on a non-confidential basis prior to disclosure to the Recipient or its Representatives by or on behalf of the Company, or is or becomes available to the Recipient or its Representatives on a non-confidential basis from a source other than the Company or its representatives, which source is not known to the Recipient to be prohibited from disclosing such information to the Recipient or its Representatives by a legal, contractual or fiduciary obligation to the Company, (iii) is otherwise independently developed by the Recipient without use of the Confidential Information or (iv) is or was received by Recipient from any employee of Recipient or any employee of any affiliate of Recipient, regardless of the date of disclosure.

                The Recipient hereby agrees that the Confidential Information will be used solely for the purpose of evaluating a possible Transaction, and that such information will be kept strictly confidential and that the Recipient and its Representatives will not disclose any of the Confidential Information in any manner; provided, however, that (i) the Recipient may make any disclosure of such information to which the Company gives its prior written consent, (ii) the Recipient may disclose Confidential Information to such of its Representatives who need to know such information to evaluate a Transaction and who are directed by the Recipient to keep such information confidential and (iii) the Recipient may disclose such Confidential Information to the extent required by applicable laws, governmental regulations, or judicial or regulatory proceedings, including without limitation federal securities laws (subject to the provisos in the last sentence of this paragraph and the provisions of the next paragraph).  The Recipient will be responsible for any breach of this letter agreement by its Representatives.  Each party hereto agrees to keep confidential and not disclose publicly or to any third party (other than to its Representatives on a need to know basis) the existence of this letter agreement or the fact that discussion or negotiations regarding a Transaction are taking place between the parties, except to the extent required by applicable laws, governmental regulations, or judicial or regulatory proceedings, including without limitation federal securities laws, provided, however, that the party so disclosing shall give the other party written notice of the intent to make such disclosure and the content of such disclosure as far in advance of its disclosure as is practicable, and provided further, however, that if the non-disclosing party determines that the content of such proposed disclosure would, in its absolute and sole discretion, identify such non-disclosing party, such party shall have the right to immediately terminate the Exclusivity Period.

                In the event that the Recipient or any of its Representatives are requested in any proceeding to disclose any Confidential Information, the Recipient will give the Company prompt written notice of such request so that the Company may seek an appropriate protective order.  If in the absence of a protective order the Recipient or any of its Representatives are compelled in a proceeding to disclose Confidential Information, the Recipient or such Representative may disclose without liability under this letter agreement such portion of the Confidential Information that counsel advises the Recipient or such Representative that the failure to so disclose such Confidential Information would reasonably be expected to be inconsistent with the Recipient’s or such Representative’s obligations under applicable law; provided, however, that the Recipient gives the Company written notice of the information to be disclosed as far in advance of its disclosure as is practicable and uses all reasonable efforts to obtain assurances that confidential treatment will be accorded to such information.

Although the Company will endeavor to include in the Confidential Information information that the Company believes to be relevant for the purpose of the Recipient’s investigation, the Recipient understands that neither the Company nor any of the Company’s representatives have made or make any representation or warranty as to the accuracy or completeness of the Confidential Information.  The Recipient agrees that neither the Company nor the Company’s representatives shall have any liability to the Recipient or any of its Representatives resulting from the use of the Confidential Information.  The Recipient and the Company each further acknowledge and agree that each party reserves the right, in its sole discretion, to reject any and all proposals made by the other party or its Representatives with regard to a Transaction, and to terminate discussions and negotiations with the other party at any time and for any or no reason.

All documents and other materials prepared by the Company and in the possession of the Recipient or its Representatives that embody any of the written, electronic or other tangible  Confidential Information will, as requested by the Company, be returned to the Company or destroyed by the Recipient (with confirmation in writing of such destruction) with reasonable promptness upon the written request of the Company, and except as required by law or judicial or investigative process no copies or other reproductions shall be retained by the Recipient or its Representatives.  At the Company’s request, the Recipient will destroy (and confirm in writing such destruction to the Company) all other documents and materials in the possession of the Recipient or its Representatives that embody any of the Confidential Information, including, without limitation, all Confidential Information that consists of analyses, forecasts or studies prepared by the Recipient or any of its Representatives.

The Company agrees that during the Exclusivity Period it shall not, and shall cause its subsidiaries, representatives, officers, directors, agents, stockholders or affiliates (all such persons, together with the Company, the “Company Group”) not to, initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any person other than the Recipient (an “Acquisition Proposal”) to acquire all or any significant part of the business and properties, capital stock or capital stock equivalents of the Company or its subsidiaries, whether by merger, purchase of stock, purchase of assets, tender offer or otherwise (a “Third Party Acquisition”), or provide any non-public information to any third party in connection with an Acquisition Proposal or enter into any agreement, arrangement, or understanding requiring it to abandon, terminate or fail to consummate any Transaction, provided, however, that nothing contained herein shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the

Securities Exchange Act of 1934, as amended, or from making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company’s board of directors, after consultation with outside counsel, failure to so disclose would reasonably be expected to be inconsistent with its obligations under applicable law.  If any member of the Company Group receives any written indications of interest, requests for information or offers in respect of an Acquisition Proposal during the Exclusivity Period, the Company agrees to inform the persons sending such indications, requests or offers that the Company Group is bound by an exclusivity arrangement (without any reference to the Recipient or its affiliates).  Except for agreements, arrangements or understandings relating to brokerage or investment banking services, the Company represents that no member of the Company Group is party to or bound by any agreement with respect to an Acquisition Proposal other than under this letter agreement.

Each party agrees that money damages may not be a sufficient remedy for any breach of this letter agreement by the other party or its Representatives, and that in addition to all other remedies each party shall be entitled to seek specific performance and to seek injunctive or other equitable relief as a remedy for any such breach without proof of actual damages.  Each party agrees not to oppose the granting of such relief, and to waive, and to use its best efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

This letter agreement will terminate upon the earliest of (i) mutual agreement of the parties, (ii) the consummation of a Transaction with the Recipient or (iii) two (2) years after the date hereof.

This letter agreement contains the entire agreement between the Recipient and the Company concerning the subject matter hereof.  No amendment, modification or discharge of this letter agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and signed by the Recipient and the Company.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair a party’s rights in any other respect or at any other time.  Each party also agrees that no failure or delay by the other party in exercising any right, power or privilege under this letter agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this letter agreement.

This letter agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to its conflict of laws principles or rules to the extent that the application of the law of another jurisdiction would be required thereby.

Each party agrees and acknowledges that this letter agreement does not obligate the parties to enter into definitive agreements for a Transaction.  Neither party hereto shall be entitled to any recourse, in the form of damages or otherwise, for expenses incurred or benefit conferred before or after the date of this letter agreement in the event there is a failure for any reason to finalize the negotiations with respect to any Transaction.  Each party represents to the other that it has full authority to execute, deliver and perform this letter agreement on its own behalf.  This letter agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

EURAMAX INTERNATIONAL, INC.

By:	/s/ J. David Smith
	Name:	J. David Smith
	Title:	Chairman, President, and ChiefExecutive Officer

Accepted and Agreed to as of the date hereof:

BERGER HOLDINGS, LTD.

By:	/s/ Francis E. Wellock, Jr.
	Name:	Francis E. Wellock, Jr.
	Title:	Chief Financial Officer